September 6, 2016

Securities Exchange Commission

Mr. Tom Kluck

Securities Exchange Commission

Washington, DC 20549

Re: United Group Fund, Inc.

Amendment No. 4 to

Offering Statement on Form 1-A

Filed September 1, 2016

File No. 024-10522

Dear Mr. Kluck,

Please see our response to your comment below.

Dilution, page 19

1.	We note your response to comment We are still not able to recalculate your net tangible book value per share after offering in each of the scenarios presented. As such, we are reissuing our comment in its entirety. Please quantitatively clarify for us how you calculated your net tangible book value per share after offering (i.e. provide us with your calculations for each scenario).

38730 Sky Canyon Drive, Ste A, Murrieta, CA 92563

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We have elected to remove the Dilution Table since there is no significant dilutive effect as the preferred shares outstanding do not have a conversion feature and there are no other securities outstanding. Below are the results of calculating dilution including and excluding the preferred shares outstanding in the calculation.

Without Preferred Shares

	100%	75%	50%	25%	10%
Net Tangible Assets	$25,036,472.00	$18,786,472.00	$12,536,472.00	$6,286,472.00	$2,536,472.00
Offering Expenses	$41,000.00	$41,000.00	$41,000.00	$41,000.00	$41,000.00
Net Tangible	$24,995,472.00	$18,745,472.00	$12,495,472.00	$6,245,472.00	$2,495,472.00
Total Shares	25,000,000.00	18,750,000	12,500,000	6,250,000	2,500,000
Previous Value	$0.00	$0.00	$0.00	$0.00	$0.00
Book Value per Share	$1.00	$1.00	$1.00	$1.00	$1.00
Change in Value	$0.00	$0.00	$0.00	$0.00	$0.00
Percentage Dilution	0.02%	0.02%	0.04%	0.07%	0.18%

TANGIBLE	$36,472.00
TOTAL PREFERRED SHARES	3,963,300

With Preferred Shares
	100%	75%	50%	25%	10%
Net Tangible Assets	$25,000,000.00	$18,786,472.00	$12,536,472.00	$6,286,472.00	$2,536,472.00
Offering Expenses	$41,000.00	$41,000.00	$41,000.00	$41,000.00	$41,000.00
Net Tangible	$24,959,000.00	$18,745,472.00	$12,495,472.00	$6,245,472.00	$2,495,472.00
Total Shares	28,963,300.00	22,713,300	16,463,300	10,213,300	6,463,300
Previous Value	$0.01	$0.01	$0.01	$0.01	$0.01
Book Value per Share	$0.86	$0.83	$0.76	$0.61	$0.39
Increase to Preferred	$0.85	$0.82	$0.75	$0.60	$0.38
Change in Value	$0.14	$0.17	$0.24	$0.39	$0.61
Percentage Dilution	13.83%	17.47%	24.10%	38.85%	61.39%

Thank you so much for your review of our Form 1-A.

Sincerely,

/s/

Jillian Ivey Sidoti, Esq.

38730 Sky Canyon Drive, Ste A, Murrieta, CA 92563

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